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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC  20549

                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934
                       (Amendment No.  )*

                      General Magic, Inc.
     ______________________________________________________
                         (Name of Issuer)

                 Common Stock, $.001 par value
       _________________________________________________
                 (Title of Class of Securities)

                           370253106
                  ____________________________
                         (CUSIP Number)



Check the following box if a fee is being paid with the statement .X. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









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                              SCHEDULE 13G

CUSIP No.370253106


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     AT&T Corp.  13-4924710

 2   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP* (a)___
                                                       (b)___

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                         5    SOLE VOTING POWER
NUMBER OF                     1,654,909
   SHARES
BENEFICIALLY             6    SHARED VOTING POWER
 OWNED BY                     - 0 -
   EACH
 REPORTING               7    SOLE DISPOSITIVE POWER
  PERSON                      1,654,909
   WITH
                         8    SHARED DISPOSITIVE POWER
                              - 0 -

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,654,909

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                                ___

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     6.4%

12   TYPE OF REPORTING PERSON*
     CO

               * SEE INSTRUCTIONS BEFORE FILLING OUT










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Item 1(a).  Name of Issuer:

                         General Magic, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                         420 N. Mary Avenue
                         Sunnyvale, California 94086

Item 2(a).  Name of Person Filing:

                         AT&T Corp.

Item 2(b).  Address of Principal Business Office or, if None,
            Residence:

                         32 Avenue of the Americas
                         New York, NY 10013-2412

Item 2(c).  Citizenship:

                         New York

Item 2(d).  Title of Class of Securities:

                         Common Stock $.001

Item 2(e).  CUSIP Number:

                         370253106

Item 3. If this statement is filed pursuant to Rule 13d-1(b). Or if 13-d-2(b), check whether the person filing is a:

(a). [ ] Broker or Dealer registered under section 15 of the act;
(b). [ ] Bank as defined in Section 3(a)(6) of the Act;
(c). [ ] Insurance Company as defined in Section 3(a)(19) of the
         Act;
(d). [ ] Investment Company registered under Section 8 of the Investment Company Act;
(e). [ ] Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940;
(f). [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974, or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);
(g). [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: see Item 7);
(h). [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


                      Not Applicable
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Item 4. Ownership

(a)       Amount beneficially owned:

                    1,654,909 (sole voting
                         and dispositive power)

(b)       Percent of class:

                         6.4%

(C)       Number of shares as to which such
          person has:


(i)       Sole power to vote or to direct
          the vote
                         1,654,909

(ii)      Shared power to vote or to direct
          the vote
                               0

(iii)     Sole power to dispose or direct the
          disposition of
                         1,659,314

(iv)      Shared power to dispose or to direct
          the disposition of
                               0

Item 5.   Ownership of Five Percent or Less of a Class.

                         __

Item 6.   Ownership of More than Five Percent
          on Behalf of Another Person.

          Not Applicable

Itme 7.   Identification and Classification of
          the Subsidiary Which Acquired the
          Security Being Reported on by the
          Parent Holding Company.

          Not Applicable

Item 8.   Identification and Classification of
          Members of the Group.

          Not Applicable

Item 9.   Notice of Dissolution of the Group.

          Not Applicable


Item 10.  Certification

          Not Applicable

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                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 1996



                                   AT&T Corp.



                                   By: Marilyn J. Wasser
                                   Corporate Vice President - Law
                                   and Secretary